UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-13742

ICL GROUP LTD.

(Exact name of registrant as specified in its charter)

ICL Group Ltd.

Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

ICL GROUP LTD.

1.	ICL AGREES TO ACQUIRE FERTILÁQUA

Item 1

ICL AGREES TO ACQUIRE FERTILÁQUA

ICL hereby announces that it has entered into a definitive agreement with Aqua Capital, an agri and food focused private equity firm (the "Seller"), to acquire Agro Fertilaqua Participações S.A. ("Fertiláqua"), one of Brazil's leading specialty plant nutrition companies, for approximately $120 million (the “Acquisition”). The Acquisition is expected to expand ICL's specialty plant nutrition product portfolio and significantly enhance its customer base and on-ground presence across agriculture regions in Brazil, one of the world’s fastest growing agriculture markets.

Fertilaqua offers a complete portfolio of plant life-cycle solutions for plant nutrition & stimulation, soil revitalization, seed treatment and plant health across all key Brazilian crops, including soybeans, corn, sugarcane, cotton, coffee, fruits and vegetables, with over 100 different products.  Fertiláqua has a presence in 24 Brazilian states and serves over 500 customers, including ag-input retailers, cooperatives and large farms. Fertiláqua has over 350 employees, two production sites and two research & development centers. Since its inception, Fertiláqua has demonstrated strong growth and achieved a compounded annual growth rate of over 15%.

The closing of the Acquisition is expected to occur by early 2021, subject to the fulfilment of customary closing conditions. Following the closing, ICL expects to leverage Fertiláqua’s strong market presence and distribution capabilities to increase the sales of its organic fertilizers, controlled-released fertilizers and other specialty plant nutrition products to the Brazilian market.

ICL provides no assurance that the Acquisition will be completed, or that it will be completed in the manner or time contemplated herein. Furthermore, ICL's ability to satisfy the closing conditions for the transaction on a timely basis or at all, the anticipated effect of the transaction on the crop nutrition business, ICL's strategic focus in Brazil and estimated accretion, sales, synergy capture and other related metrics, as well as, ICL's expectations and assumptions concerning the time necessary to satisfy the conditions to the closing of the transaction, including the regulatory approvals in connection therewith and synergy capture constitute forward looking statements, which in nature are subject to risks and uncertainties. The actual implementation of the forward-looking items expressed or implied herein, may differ materially due to various factors, including, but not limited to the risk factors set forth in ICL's annual and periodic reports released in 2020 [2019 Annual Report dated March 5, 2020, reference no. 2020-02-018772; Q1 2020 Periodic Report dated May 12, 2020, reference no. 2020-02-042118; Q2 2020 Periodic Report dated July 29, 2020, reference no. 2020-02-080622]. Forward-looking statements refer only to the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For additional details regarding ICL's plans to grow its crop nutrition business, both organically and through M&A, kindly refer to ICL's Investor Day: https://www.icl-group.com/investors/investor-conference-2020-icls/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.
By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: October 26, 2020